SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
COMMISSION FILE NUMBER 001-08524
Myers Industries, Inc.
Amended and Restated Employee
Stock Purchase Plan
(Full title of the Plan)
MYERS INDUSTRIES, INC.
(Name of issuer of the securities held pursuant to the plan)
1293 S. MAIN STREET
AKRON, OHIO 44301
(Address of Principal Executive Offices)

Myers Industries, Inc.
Amended and Restated
Employee Stock Purchase Plan
Financial Statements
For the Years Ended
December 31,
2008, 2007 and 2006

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Assets Available For Plan Benefits	2
Statement of Changes in Assets Available For Plan Benefits	2
Notes to Financial Statements	3-5
EX-23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Myers Industries, Inc. Amended and Restated
Employee Stock Purchase Plan Administrator
We have audited the accompanying Statement of Assets Available for Benefits of the Myers Industries, Inc. Amended and Restated Employee Stock Purchase Plan as of December 31, 2008 and the related Statement of Changes in Assets Available for Benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The Myers Industries, Inc. Amended and Restated Employee Stock Purchase Plan as of December 31, 2007, and the Statement of Changes in Assets Available for Plan Benefits for each of the two years then ended, was audited by other auditors whose report dated March 28, 2008, expressed an unqualified opinion on the financial statement.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2008 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Myers Industries, Inc. Amended and Restated Employee Stock Purchase Plan as of December 31, 2008, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
/s/ Meaden & Moore, LTD.
MEADEN & MOORE, LTD.
Certified Public Accountants
March 19, 2009
Cleveland, Ohio

Statement of Assets Available for Plan Benefits
December 31, 2008 and 2007

	2008	2007
Receivable from Trustee (Myers Industries, Inc.)	$76,640	$84,932

Statement of Changes in Assets Available For Plan Benefits
For the Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Contributions:

Assets Available for Plan Benefits at Beginning of Year	$84,932	$105,448	$105,308
Participants’ Contributions During Year	330,461	394,195	456,446

Assets Available for Stock Purchases	415,393	499,643	561,754
Less:

Assets Used for Stock Purchases	(338,753)	(414,711)	(456,306)

Assets Available For Plan Benefits at End of Year	$76,640	$84,932	$105,448

2

MYERS INDUSTRIES, INC. AMENDED AND RESTATED
EMPLOYEE STOCK PURCHASE PLAN
1. DESCRIPTION OF THE PLAN
The following description of the Myers Industries, Inc. Amended and Restated Employee Stock Purchase Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement and Prospectus for the Plan for a more complete description of the Plan’s provisions.
(a)	GENERAL. The shareholders of Myers Industries, Inc. (the “Company”) approved the adoption of a nonqualified Employee Stock Purchase Plan. The Plan is designed to encourage, facilitate and provide employees with an opportunity to share in the favorable performance of the Company through ownership of the Company’s Common Stock. The total number of shares of Common Stock which may be sold under the Plan as of this filing is limited to 28,174 shares.

(b)	PURPOSE. The purpose of the Plan is to provide employees (including officers) of the Company and its subsidiaries with an opportunity to purchase Common Stock through payroll deductions.

(c)	ADMINISTRATION. The Plan is administered by a committee appointed by the Board of Directors. All questions of interpretation or application of the Plan are determined by the Board of Directors (or its appointed committee) and its decisions are final, conclusive and binding upon all participants. All administrative and other costs related to the Plan are paid by the Company.

(d)	ELIGIBILITY AND PARTICIPATION. Any permanent employee (including an officer) who has been employed for at least one calendar year by the Company, or its subsidiaries who have adopted the Plan, is eligible to participate in the Plan, provided that such employee is employed by the Company on the date his participation is effective and subject to limitations on stock ownership described in the Plan. Eligible employees become participants in the Plan by delivering to the Company a subscription agreement authorizing payroll deductions prior to the commencement of the applicable offering period.

(e)	OFFERING DATES. The Plan is implemented by one offering during each calendar quarter. Offering periods commence on the last day of each calendar quarter. The Board of Directors has the power to alter the duration of the offering periods without shareholder approval.

(f)	PURCHASE PRICE. The Price at which shares may be purchased in an offering under the Plan is 90% of the fair market value of the Common Stock on the last day of the prior calendar quarter. The fair market value of the Common Stock on a given day is the closing price for that date as listed on the New York Stock Exchange.

3

MYERS INDUSTRIES, INC. AMENDED AND RESTATED
EMPLOYEE STOCK PURCHASE PLAN

(g)	PAYROLL DEDUCTIONS. The purchase price of the shares to be acquired under the Plan are accumulated by payroll deductions over the offering period. The rate of deductions may not be less than five dollars ($5.00) per week or exceed 10% of a participant’s compensation, and the aggregate of all payroll deductions during the offering may not exceed 10% of the participant’s aggregate compensation for the offering period. A participant may discontinue his participation in the Plan or may decrease or increase the rate of payroll deductions at any time during the offering period by filing with the Company a new authorization for payroll deductions. All payroll deductions made for the participant are credited to their account under the Plan and are deposited with the general funds of the Company to be used for any corporate purpose.

(h)	WITHDRAWAL. A Participant in the Plan may terminate his interest in a given offering in whole, but not in part, by giving written notice to the Company of his election to withdraw at any time prior to the end of the applicable offering period. Such withdrawal automatically terminates the participant’s interest in that offering, but does not have any effect on the participant’s eligibility to participate in subsequent offerings under the Plan.

(i)	TERMINATION OF EMPLOYMENT. Termination of a participant’s employment for any reason, including retirement or death, cancels his or her participation in the Plan immediately.

(j)	NONASSIGNABILITY. No rights or accumulated payroll deductions of an employee under the Plan may be pledged, assigned, transferred or otherwise disposed of in any way for any reason, other than on account of death. Any attempt to do so may be treated by the Company as an election to withdraw from the Plan.

(k)	AMENDMENT AND TERMINATION OF THE PLAN. The Board of Directors may at any time amend or terminate the Plan. Except as provided above, no amendment may be made to the Plan without the prior approval of the shareholders if such amendment would increase the number of shares reserved under the Plan, permit payroll deductions at a rate in excess of 10% of a participant’s compensation, materially modify the eligibility requirements or materially increase the benefits which may accrue to participants under the Plan.

(l)	TAXATION. Participants in the Plan, which is nonqualified for federal income tax purposes, are taxed currently on the 10% discount on the purchase price granted by the Plan in the year in which stock is purchased. The 10% discount is treated as ordinary income to the participant and that amount is currently deductible by the Company to the extent the participant’s total compensation from the Company is within the “reasonable compensation” limits imposed by Section 162 of the Internal Revenue Code of 1986, as amended.

4

MYERS INDUSTRIES, INC. AMENDED AND RESTATED
EMPLOYEE STOCK PURCHASE PLAN
2. SUMMARY OF SIGNIFIGANT ACCOUNTING POLICIES
(a)	BASIS OF PRESENTATION. The accompanying statements of assets available for plan benefits and statements of changes in assets available for plan benefits are prepared on the accrual basis of accounting.

(b)	USE OF ESTIMATES. The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amount and disclosures. Actual results could differ from those estimates.

5

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Myers Industries, Inc.

(Registrant)

DATE March 26, 2009	By:	/s/ Donald A. Merril

Donald A. Merril
Chief Financial Officer, Vice President
and Corporate Secretary